 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or (g) of the Securities Exchange Act of

1934

Alabaster Corp. (Exact name of registrant as specified in its charter) Delaware 76-625779 (State or other jurisdiction of (I.R.S. Employer Identi- incorporation or organization) fication No.) 1415 Louisiana, Suite 3100, Houston, Texas 77002. (Address of principal executive offices) (Zip Code)

713-658-1142

Registrant's telephone number, including area code Securities to be registered pursuant to Section 12(b) of the Act: Title of each class Name of each exchange on which to be so registered each class is to be registered

None

Securities to be registered pursuant to Section 12(g) of the Act: common stock (Title of class) preferred stock (Title of class) INFORMATION REQUIRED IN REGISTRATION STATEMENT Item 1. Business.

History and Organization

We were organized under the laws of the State of Delaware in November, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board. This type of acquisition is sometimes referred to as a reverse merger. Companies such as ours are called blank check companies, meaning a company that: o Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person o Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 We have elected to file this Form 10 on a voluntary basis because we believe that a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board will be more receptive to an acquisition by an SEC reporting company. We will voluntarily file periodic reports in the event our obligation to file such reports is suspended under the Exchange Act.

Operations

We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company. We will not restrict our search to any specific business or industry, but will limit ourselves to acquisitions located by our president. We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with funds contributed as a capital contribution by our president. Management has placed no cap on the amount of funds they will lend. This is based on an agreement between our president and us. This capital contribution will not be returned either by us or by the company we acquire either before or after the merger. In addition, we have no preliminary agreements or understandings with any other person or entity concerning loans or capital contributions. We may seek a business combination in the form of businesses which: o Have recently commenced operations o Are developing companies o Are seeking to develop a new product or service o Are established businesses A business combination will most likely involve the acquisition of, or merger with, one of these kind of companies which does not need substantial additional capital but which desires to establish a public trading market for our shares, while avoiding what they may deem to be adverse consequences of undertaking a public offering itself, such as:

o Time delayso
Significant expenseo
Loss of voting control

o Compliance with various federal and state securities laws Based upon the probable desire on the part of the owners of acquisition candidates to assume voting control over us in order to avoid tax consequences or to have complete authority to manage the business, we will combine with just one acquisition candidate. Upon closing of a business combination, there will be a change in control which will result in the resignation of our present officer and director. There are no financial requirements for an acquisition candidate, except to have qualified audited financial statements and the funds to make payments to us required in an acquisition agreement. Accordingly, any acquisition candidate that is selected may be a financially unstable company or an entity in an early stage of development or growth, including entities without established records of sales or earnings. Accordingly, we may become subjected to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk. We anticipate that the selection of a business combination will be complex and extremely risky. Management believes that there are numerous firms seeking the benefit of a publicly traded corporation because of: o General economic conditions o Rapid technological advances being made in some industries o Shortages of available capital Such perceived benefit of a publicly traded corporation may include:

o Facilitating or improving the terms on which additional equity financing may be sought o Providing liquidity for the principals of a business o Creating a means for providing incentive stock options or similar benefit to key employees o Providing liquidity, subject to restrictions of applicable statutes, for all shareholders Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Evaluation of Business Combinations

The analysis of business combinations will be undertaken by or under the supervision of our officer and director who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business combinations which may be brought to our attention through present associations. There are only two characteristics necessary for a prospective business combination: o Have qualified audited financial statements o Have the funds to make payments to us required in an acquisition agreement, if mutually agreed by us and the acquisition candidate Because we will be subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, we will be required to furnish certain information about significant acquisitions, including audited financial statements for the business acquired, covering one, two or three years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain the required audited statements will not be appropriate for acquisition. Any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection. In the case of some of the potential combinations available to us, it is possible that the promoters of an acquisition candidate have been unable to develop a going concern or that such business is in the development stage in that it has not generated significant revenues from its principal business activity prior to our merger or acquisition. There is a risk, even after the closing of a business combination and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The combination may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by us and, therefore, our shareholders.

Business Combination

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. The manner of the business combination will depend on: o The nature of the acquisition candidate o The respective needs and desires of us and other parties o The management of the acquisition candidate opportunity o The relative negotiating strength of us and such other management On the closing of a business combination, the acquisition candidate will have significantly more assets than us; therefore, management plans to offer a controlling interest in us to the acquisition candidate. Although the actual terms of a transaction to which we may be a party cannot be predicted, we expect that the parties to the business transaction will find us desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called tax-free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1954. In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would be likely to result in significant dilution in the equity of such shareholders. In addition, our director and officer will, as part of the terms of the acquisition transaction, resign as director and officer. Prior to any business combination, we will effect a reverse split of our stock such that management and our non-management principal shareholder retain the number of shares as provided in the merger agreement upon the closing of the merger. We will not, however, sell or issue any additional shares prior to the location of an acquisition candidate. All necessary funding will be provided as a non-refundable capital contribution by management. Consistent with the position of the SEC staff in a recent letter to the NASD concerning blank check companies, all securities issued in the acquisition transaction will be registered at the time the transaction is closed. We may also agree to register additional securities for resale thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market. If at any time we enter negotiations with a possible merger candidate and such a transaction becomes probable, then we will file all required information on Form 8-K. As of the date of this filing, no potential acquisition candidate has entered into any oral or written agreement to be acquired by us. Although we have held preliminary discussions with a number of possible candidates, none was willing to enter into substantive acquisition discussions pending SEC review of this filing. When such review is concluded, we hope to move quickly to enter into an acquisition agreement with one of these or another company. We have adopted certain acquisition policies, as follows. Management is unaware of any circumstances under which such policy through their own initiative may be changed. The following policies are based on a written agreement with management, and we are aware of no circumstances under which these policies may be changed. o We may not borrow funds and use the proceeds therefrom to make payments to any officer, director, promoter or affiliate or associate of us.

o We will not enter into a business combination with any company which is in any way wholly or partially beneficially owned by any officer, director, promoter or affiliate or associate of us.

o We have adopted a policy that we will not pay a finder’s fee to any member of management for locating a merger or acquisition candidate. No member of management intends to or may seek and negotiate for the payment of finder’s fees.

o We will not sell any securities prior to the location of an acquisition or merger candidate.

o Other fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms’-length negotiations in the merger agreement.

o The only other pecuniary benefit to be received by management is the retention of a to-be-agreed percent of stock after the acquisition closes. There is no minimum or maximum amount of stock which can be retained. The amount will be determined by arms’-length negotiations with the acquisition candidate and reflected in the merger agreement.

Although we believe these procedures eliminate the potential for a claim that management has breached or compromised its fiduciary duties, there is always a potential that such claim could be made. If made, any remedy available under state corporate law will most likely be prohibitively expensive and time consuming.

We will remain an insignificant player among the firms that engage in business combinations. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors. Also, we will be competing with a large number of other similar small public companies located throughout the United States, including those organized and to be organized by our non-management principal shareholder for himself and others. We believe our most significant competition comes from persons or entities who sell "listed, trading public shells." Our transactions differ from the typical public shell/reverse merger transactions in that our transaction is structured to fully comply with the registration provisions of federal securities laws. In our transaction, our shares are transferred to shareholders of the private company from our treasury stock under an SEC registration statement. Many typical public shell transaction do not utilize authorized but unissued stock but instead involve the transfer of issued and outstanding shares from existing insider and non-insider shareholders, allegedly in compliance with Rule 144(k) but actually in violation of the registration provisions of the 1933 Act. We continue to advise potential clients that there is no way to "instantly go public." Registration is a must. There are no other options. Although our process may take a little longer to accomplish, it is accomplished without violating federal securities laws. We also believe that in the near future the SEC will formally advise our competitors that alleged Rule 144(k) reverse mergers violate the federal securities laws in the same way as they similarly advised our competitors who previously tried to create trading public shell corporations without registering their shares. We do not intend to advertise or promote ourselves. Instead, our management will actively search for potential acquisition candidates with prior business or professional associates. Employees

We presently have no employees. Our officer and director is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

Item 2. Financial Information. The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.
Total assets                                    $  220
Total liabilities                                  0
Equity                                             220
Sales                                              0
Net loss                                           0
Net loss per share                                 0.00
MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses will be funded by proceeds of initial sales of securities and a non-refundable capital contribution from management. Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has agreed in writing to fund our cash requirements not obtained from the merger fee paid to us by the acquisition candidate until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees. We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination. Item 3. Properties. We are presently using the office of Mr. Dugan at no cost, as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between us and Mr. Dugan, our president. We at present own no equipment, and do not intend to own any. Item 4. Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth information about our current shareholder. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Form 10:

                          Shares Owned                         Percentage

- --------------------------------------------------------------------------------
 Michael T.            1,000,000                              44%
 Williams(1)
2503 W. Gardner
 Ct.
 Tampa FL 33611
- --------------------------------------------------------------------------------
 Mr. A.W. Dugan         1,000,000                             44%
1415 Louisiana, Suite 3100
Houston, Texas 77002
- --------------------------------------------------------------------------------

All directors and      1,000,000                             44%
officers as a
group -
1 persons
- --------------------------------------------------------------------------------
1. To be owned in a blind trust with the beneficiaries of Michael T. Williams and his wife, Donna J. Williams, Tenants by the Entireties. Mr. Williams may be deemed our founder, as that term is defined under the Securities Act of 1933. Mr. Dugan may be deemed our founder or promoter, as those terms are defined under the Securities Act of 1933

Mr. Williams’ trust will retain 1% of the issued and outstanding shares after closing of the acquisition. Bridgeport will retain 100,000 of the issued and outstanding shares after closing of the acquisition. Mr. Dugan will retain an amount of our issued and outstanding stock after issuance of all shares in the merger and closing of the merger transaction as is agreed in arms’-length negotiations with the acquisition candidate. Prior to closing the merger, we will effect a reverse stock split so that share ownership complies with the terms of the acquisition agreement.

Item 5. Directors and Executive Officers. The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in November, 1999.
 Name            Age                          Title

 A. W. Dugan     71           President, Treasurer, Director and Shareholder
Mr. Dugan's responsibilities will include management of our operations as well as our administrative and financial activities. He has run his family oil business for the past 25 years. He has been president and director of Planet Resources, Inc., an officer and director of Houston Resources Corp and an officer and director of Anglo Exploration Corporation, all companies involved in the oil and gas or mineral business for in excess of the past 5 years. Item 6. Executive Compensation. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended December 31, 1999, by our president; however, as we have no our other executive officers whose salary and bonus for the period ended December 31, 1999 exceeded $100,000, information is only furnished for Mr. Dugan.
                           Summary Compensation Table
                          Long-Term Compensation Awards

Name and Principal               Annual Compensation -
Position                                  1999
                             Salary ($)      Bonus ($)       Number of Shares
                             ----------      ---------           Underlying
                                                                 Options (#)
A. W. Dugan,                    None           None                  None
President
Fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms’-length negotiations in the merger agreement. These fees would be for services including, but are not limited to, the following:

o Formation of our company o Preparation and filing of Form 10 o Securing an accounting firm and audited financial statements o Locating potential acquisition candidates o Qualifying the actual acquisition candidate o Negotiating all aspects of the acquisition o Preparation and filing of a Form 8-K o Closing the merger transaction Except as described above and any stock retained by management as mutually agreed in the acquisition agreement, we will not pay any of the following types of compensation or other financial benefit to our management:

o Consulting Feeso
Finders’ Fees

o Any other methods of payments by which management or current shareholders receive funds, stock, other assets or anything of value whether tangible or intangible

These provisions are the subject of a written agreement between management and us. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed.

Stock Option Plan

We have adopted a stock option plan. The plan is administered by our board of directors or a committee of the board of directors. Type of Awards. Awards under the Plan may be of three types: o Non-qualified stock options or incentive stock options o Stock appreciation rights attached to stock options o Restricted stock Stock options are rights to purchase shares of common stock having a par value of $.001 per share. Stock appreciation rights are rights to receive, without payment, cash and/or shares of common stock in place of the purchase of shares of common stock under the related stock option. Restricted stock is a share of common stock which is subject to the repurchase option and the other terms, conditions and restrictions. Maximum Number of Shares That May Be Issued. We can only issue 10,000,000 shares of common stock under the plan. The option price shall be determined by the board at the time the option. The board will determine the number of shares of common stock to be subject to each option. The number of shares of common stock subject to an outstanding option will be reduced on a share for share basis to the extent that shares of common stock under such option are used to calculate the cash and/or shares of common stock received pursuant to exercise of a stock appreciation right attached to such option. No option is exercisable: o After the expiration of ten years from the date it is granted and may be exercised during the period prior to its expiration only at such time or times as the board may establish; o Unless payment in United States dollars by cash or check is made for the shares being acquired thereby in full at the time of exercise, or at the option of the holder of such option, in common stock theretofore owned by such holder or any combination of cash and common stock. A stock appreciation right may be exercised only to the extent that the option to which it is attached is at the time exercisable. Item 7. Certain Relationships and Related Transactions. None of the related party transactions described below were the result of arm's length negotiations. Accordingly, there is a potential that management's fiduciary duties may be compromised as a result of any of these transactions. Any remedy available under state corporate law, if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming. We have established the a policy that prohibits transactions with or payment of anything of value to any present officers, director, promoter or affiliate or associate or any company that is in any way or in any amount beneficially owned by any of our officers, director, promoter or affiliate or associate, except as follows: o Williams Law Group, P.A. will provide legal services. It will be paid the following amounts in addition the stock retained by Mr. Williams after the closing of the acquisition transaction: $60,000 plus an additional fee equal to 50% of any amounts paid to us or our affiliates by the private company, controlling persons of the private company or anyone else in connection with the acquisition transaction in excess of $15,000 above the $60,000 amount, up to a maximum additional fee of $25,000. o All compensation payable according to a written agreement between management and us as described in Item 6. Management above.

Our director and officer is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. A. W. Dugan is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

There exists potential conflicts of interest including allocation of time between us and such other business entities. Conflicts with other blank check companies with which members of management are currently and may become affiliated in the future will arise in the pursuit of business combinations. These conflicts will involve only A. W. Dugan. Mr. Dugan has in the past formed other what would be deemed blank check entities for himself. He intends to continue to do so in the future. None of these entities has or will engage in any public offering of its securities prior to entering into a business combination agreement. None of such entities has entered into an agreement to acquire any business or has acquired any business.

To aid the resolution of these conflicts, he and we have agreed to the following procedure:

o None of the existing blank check entities will file registration statements under the Securities Act to sell their securities prior to entering into a business combination agreement. o It is anticipated that all acquisition candidates will sign a merger agreement with a reporting blank check company, which will file a registration statement on the appropriate 1933 Act form prior to closing an acquisition. Acquisition candidates will be presented to these companies in the alphabetical order of the companies names. If a potential acquisition candidate has been presented to us and we have not entered into a definitive acquisition agreement but are still considering pursuing the transaction, other potential acquisition candidates will be presented to the next company in alphabetical order until we decide to pursue or abandon the possible acquisition. Thus, we and the other affiliated companies listed below as well as similar companies formed in the future may be simultaneously pursuing separate acquisition candidates. Currently, there are 4 other companies in addition to us, as follows:
        ---------------------------------------------- -----------------------------------------
        Name                                           Date of Formation
        ----                                           -----------------
        ---------------------------------------------- -----------------------------------------
        ---------------------------------------------- -----------------------------------------
        Barkston Corp.                                 November 1, 1999
        ---------------------------------------------- -----------------------------------------
        ---------------------------------------------- -----------------------------------------
        Cartwright Corp.                               November 1, 1999
        ---------------------------------------------- -----------------------------------------
        ---------------------------------------------- -----------------------------------------
        Dunwick Corp.                                  November 1, 1999
        ---------------------------------------------- -----------------------------------------
        ---------------------------------------------- -----------------------------------------
        Elmtex Corp.                                   November 1, 1999
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Item 8. Legal Proceedings. We not a party to or aware of any pending or threatened lawsuits or other legal actions. Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters. Prior to the date hereof, there has been no trading market for our common stock. The outstanding common stock was issued at par value upon formation of us in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. Management and our two other shareholders own 100% of our stock. As a result, there is no likelihood of an active public trading market, as that term is commonly understood, developing for the shares. There can be no assurance that a trading market will develop upon the closing of a business combination. To date, neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker dealer to act as a market maker for our common stock. Further, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for our common stock. Present management does not anticipate that any such negotiations, discussions or understandings shall take place prior to the execution of an acquisition agreement. Management expects that discussions in this area will ultimately be initiated by us. There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 2,100,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act. Any shares retained by Mr. Dugan, Mr. Williams' trust and Bridgeport Management must either be registered for sale or may only be sold subject to Rule 144. Item 10. Recent Sales of Unregistered Securities. A.W. Dugan was issued 1,000,000 shares at $.0001 per share, Michael T. Williams was issued 1,000,000 shares at $.0001 per share, and Bridgeport Management Group, Inc. was issued 100,000 shares at $.0001 per share upon formation of our business. Item 11. Description of Registrant's Securities to be Registered. DESCRIPTION OF CAPITAL STOCK
      --------------------------------------------------------------------------
        Authorized Capital Stock Under Our   Shares Of Capital Stock Outstanding
            Certificate of Incorporation
      --------------------------------------------------------------------------
        25,000,000 shares of common stock         2,100,000 shares of common
      --------------------------------------------------------------------------
         1,000,000 shares of preferred stock      No shares of preferred stock
      --------------------------------------------------------------------------
All significant provisions of our capital stock are summarized in this Form 10. However, the following description isn't complete and is governed by applicable Delaware law and our certificate of incorporation and bylaws. We have filed copies of these documents as exhibits to this Form 10.

Common Stock

You have voting rights for your shares. You and all other common stockholders may cast one vote for each share held of record on all matters submitted to a vote. You have cumulative voting rights in the election of directors. The effect of cumulative voting is described below.

You have dividend rights for your shares. You and all other common stockholders are entitled to receive dividends and other distributions when declared by our board of directors out of the assets and funds available, based upon your percentage ownership of us. Delaware law prohibits the payment of any dividends where, after payment of the dividend, we would be unable to pay our debts as they come due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts the law requires to be set aside. We will not pay dividends. You should not expect to receive any dividends on shares in the near future, even after a merger. You have rights if we go out of business forever. If we go out of business forever, you and all other common stockholders will be entitled to share in the distribution of assets remaining after payment of all money we owe to others and any priority payment required to be made to our preferred stockholders. Our directors, at their discretion, may borrow funds without your prior approval, which potentially further reduces the amount you would receive if we go out of business forever.

You have no right to acquire shares of stock based upon your percentage ownership of our shares when we sell more shares of our stock to other people.

We do not provide our stockholders with preemptive rights to subscribe for or to purchase any additional shares offered by us in the future. The absence of these rights could, upon our sale of additional shares of common or preferred stock, result in a decrease in the percentage ownership that you hold or percentage of total votes you may cast.

Preferred Stock

Our board of directors can issue preferred stock at any time with any legally-permitted rights and preferences without your approval. Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal:

o Votingo
Dividend

o Required or optional repurchase by us o Conversion into common stock, with or without additional payment o Payments preferred stockholders will receive before common stockholders if we go out of business forever The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock.

Dissenters’ Rights

The following summary of dissenters' rights under Delaware law is qualified in its entirety by reference to section 262, Delaware General Corporation Law . Pursuant to Section 262 of the Delaware General Corporation Law , the holder of record of any shares of the acquisition candidate common stock who does not vote such holder's shares in favor of adoption and approval of the merger may assert appraisal rights and elect to have the "fair value" of such holder's shares of the acquisition candidate common stock determined and paid to such holder, provided that such holder complies with the requirements of section 262, summarized below. All references to and summaries of the rights of the dissenting shareholders are qualified in their entirety by reference to the text of section 262 of the DGLC which is attached to this Proxy Statement as Exhibit C. Any shareholder entitled to vote on the merger who desires that the acquisition candidate purchase shares of the acquisition candidate's common stock held by such shareholder, must not vote in favor of adoption and approval of the merger. Shares of the acquisition candidate common stock voted in favor of adoption and approval of the merger will be disqualified as dissenting shares. Shareholders whose shares are not voted in favor of adoption and approval of the merger and who, in all other respects, follow the procedures specified in section 262 will be entitled to have their the acquisition candidate common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court. The procedures set forth in section 262 must be strictly complied with. Failure to follow any such procedures will result in a termination or waiver of appraisal rights under section 262. Under section 262, a holder of the acquisition candidate common stock may exercise appraisal rights as follows:

o Either before the effective date of the merger or consolidation or within ten days thereafter, the acquisition candidate shall notify each of the holders of any of its class or series of stock who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock , and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

o Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

o For purposes of determining the stockholders entitled to receive either notice, each corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

o The written demand for appraisal must be made by or for the holder of record of shares of the acquisition candidate common stock. Accordingly, such demand must be executed by or for such shareholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates representing the shares. If the applicable shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity, and if the applicable shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

o A record owner, such as a broker, who holds shares as nominee for other persons may exercise appraisal rights with respect to the shares held for all or less than all of such other persons. In such case, the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of such record owner.

o Within 10 days after the closing of the merger, the acquisition candidate is required to, and will, notify each shareholder who has satisfied the foregoing conditions of the date on which the closing of the merger occurred and that appraisal rights are available with respect to shares for which a demand has been submitted. Within 120 days after the closing of the merger, the acquisition candidate, or any such shareholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under section 262, may file a petition in the court demanding a determination of the value of the shares held by all shareholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all shareholders who had previously demanded appraisal of their shares. Shareholders of the acquisition candidate seeking to exercise appraisal rights should not assume that the acquisition candidate will file a petition with respect to the appraisal of the value of their shares or that the acquisition candidate will initiate any negotiations with respect to the “fair value” of such shares. Accordingly, such shareholders should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in section 262.

o Within 120 days after the date of the closing of the merger, any shareholder who has therefore complied with the applicable provisions of section 262 will be entitled, upon written request, to receive from the acquisition candidate a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal were received by the acquisition candidate, and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefore has been received by the acquisition candidate or within 10 days after expiration of the period for delivery of demands for appraisal, which ever is later.

o If a petition for an appraisal is timely filed, at the hearing on such petition the court will determine the shareholders of the acquisition candidate entitled to appraisal rights. After determining the shareholders entitled to an appraisal, the court will appraise the value of the shares of the acquisition candidate common stock owned by such shareholders, determining the “fair value” thereof exclusive of any element of value arising from the accomplishment or expectation of the merger. The court will direct payment by the acquisition candidate of the fair value of such shares together with a fair rate of interest, if any, on such fair value to shareholders entitled thereto upon surrender to the acquisition candidate of stock certificates. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may, in its discretion, order that all or a portion of the expenses incurred by any shareholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys’ fees and fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

o Although the acquisition candidate believes that the merger is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and shareholders should recognize that such appraisal could result in a determination of a value higher or lower than, or the same as, the Conversion Value. Moreover, the acquisition candidate does not presently anticipate offering more than the Conversion Value to any shareholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of section 262, the “fair value” of a share of the acquisition candidate common stock is less than the Conversion Value. In determining the “fair value” of shares of the acquisition candidate common stock, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the price paid for shares of the acquisition candidate common stock, including, without limitation, the market value of shares and the asset values and earning capacity of the acquisition candidate. In WEINBERGER V. UOP, INC. ET AL., 457 A.2d 701,713 (Del. 1983), the Delaware Supreme court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community of the acquisition candidate and otherwise admissible in court” should be considered in an appraisal proceeding. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In WEINBERGER, the Delaware Supreme court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

o Any holder of shares of the acquisition candidate common stock who has demanded an appraisal in compliance with section 262 will not, after the closing of the merger, be entitled to vote such holder’s shares for any purpose nor be entitled to the payment of dividends or other distributions on such shares (other than those payable to shareholders of record as of a date prior to the closing of the merger).

o If (i) no petition for an appraisal is filed within 120 days after the date of the closing of the merger or (ii) a holder of shares delivers to the acquisition candidate a written withdrawal of such holder’s demand for an appraisal and an acceptance of the merger, either within 60 days after the closing of the merger or with the written approval of the acquisition candidate thereafter (which the acquisition candidate reserves the right to give or withhold, in its sole discretion), then the right of such shareholder to an appraisal will cease and such shareholder will remain a shareholder of the acquisition candidate. No appraisal proceeding in the court will be dismissed as to any shareholder without the approval of the court, which approval may be conditioned on such terms as the court deems just.

We will provide all shareholders with complete disclosure documentation, including audited financial statements, concerning a target company and its business prior to closing any merger or acquisition.

Certain Anti-Takeover Matters

Introduction. Although the following discussion summarizes the reasons for, and the operation and effects of, certain provisions of our certificate of incorporation which management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to our certificate of incorporation and bylaws.

In general, the anti-takeover provisions in Delaware law and our certificate of incorporation are designed to minimize our susceptibility to sudden acquisitions of control which have not been negotiated with and approved by our board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of us or a tender offer for all of our capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of us in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of us in a short time and then impose its will on the remaining stockholders. However, to the extent these provisions successfully discourage the acquisition of control of us or tender offers for all or part of our capital stock without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests. Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of our stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but any attempts to acquire control which are not approved by the board of directors, whether or not stockholders deem such transactions to be in their best interests. Authorized Shares of Capital Stock. Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of serial preferred stock. Shares of our serial preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of common stock (the certificate of incorporation authorizes the issuance of up to 25,000,000 shares), could represent additional capital stock required to be purchased by an acquirer. Issuance of such additional shares may dilute the voting interest of our stockholders. If our board of directors elects to issue an additional class of voting preferred stock to a person opposed to a proposed acquisition, such person might be able to prevent the acquisition single-handedly. Stockholder Meetings. Delaware law provides that the annual stockholder meeting may be called by a corporation's board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or bylaws. Our certificate of incorporation provides that annual stockholder meetings may be called only by our board of directors or a duly designated committee of the Board. Although we believe that this provision will discourage stockholder attempts to disrupt the business of us between annual meetings, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of us between one annual meeting as a forum to address certain other matters and discourage takeovers which are desired by the stockholders. Our certificate of incorporation also provides that stockholder action may be taken only at a special or annual stockholder meeting and not by written consent. Classified board of directors and Removal of Directors. Our certificate of incorporation provides that our board of directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class serve for terms of three years, with the terms of one class expiring each year. Each class currently consists of approximately one-third of the number of directors. Each director will serve until his successor is elected and qualified. A classified board of directors could make it more difficult for stockholders, including those holding a majority of our outstanding stock, to force an immediate change in the composition of a majority of the board of directors. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the stockholders to change a majority, whereas a majority of a non-classified Board may be changed in one year. In the absence of the provisions of our certificate of incorporation classifying the Board, all of the directors would be elected each year. The provision for a staggered board of directors affects every election of directors and is not triggered by the occurrence of a particular event such as a hostile takeover. Thus a staggered board of directors makes it more difficult for stockholders to change the majority of directors even when the reason for the change would be unrelated to a takeover. Our certificate of incorporation provides that a director may not be removed except for cause by the affirmative vote of the holders of 75% of the outstanding shares of capital stock entitled to vote at an election of directors. This provision may, under certain circumstances, impede the removal of a director and thus preclude the acquisition of control of us through the removal of existing directors and the election of nominees to fill in the newly created vacancies. The supermajority vote requirement would make it difficult for our stockholders to remove directors, even if the stockholders believe such removal would be beneficial. Restriction of Maximum Number of Directors and Filling Vacancies on the board of directors. Delaware law requires that the board of directors of a corporation consist of one or more members and that the number of directors shall be set by the corporation's bylaws, unless it is set by the corporation's certificate of incorporation. Our certificate of incorporation provides that the number of directors (exclusive of directors, if any, to be elected by the holders of preferred stock shall not be less than five or more than 15, as shall be provided from time to time in accordance with the Company Bylaws. The power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in our board of directors. The overall effect of such provisions may be to prevent a person or entity from quickly acquiring control of us through an increase in the number of our directors and election of nominees to fill the newly created vacancies and thus allow existing management to continue in office. Stockholder Vote Required to Approve Business Combinations with Related Persons. Our certificate of incorporation generally requires the approval of the holders of 75% of our outstanding voting stock and any class or series entitled to vote separately, and a majority of the outstanding stock not beneficially owned by a related person up to a maximum requirement of 85% of the outstanding voting stock, to approve business combinations involving the related person, except in cases where the business combination has been approved in advance by two-thirds of those members of our board of directors who were directors prior to the time when the related person became a related person. Under Delaware law, absent these provisions, business combinations generally, including mergers, consolidations and sales of substantially all of the assets of us must, subject to certain exceptions, be approved by the vote of the holders of a majority of our outstanding voting stock. One exception under Delaware law to the majority approval requirement applies to business combinations involving stockholders owning 15% of the outstanding voting stock of a corporation for less than three years. In order to obtain stockholder approval of a business combination with such a related person, the holders of two-thirds of the outstanding voting stock, excluding the stock owned by the 15% stockholder, must approve the transaction. Alternatively, the 15% stockholder must satisfy other requirements under Delaware law relating to o the percentage of stock acquired by such person in the transaction which resulted in such person's ownership becoming subject to the law, or o approval of the board of directors of such person's acquisition of the stock of the Delaware corporation. Delaware law does not contain price criteria.

The supermajority stockholder voting requirements under the certificate of incorporation and Delaware law may have the effect of foreclosing mergers and other business combinations which the holders of a majority of our stock deem desirable and place the power to prevent such a transaction in the hands of a minority of our stockholders

Under Delaware law, there is no cumulative voting by stockholders for the election of our directors. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholder meeting may, if they so choose, elect all our directors, thus precluding a small group of stockholders from controlling the election of one or more representatives to our board of directors. Advance Notice Requirements for Nomination of Directors and Proposal of New Business at Annual Stockholder Meetings. Our certificate of incorporation generally provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a stockholder meeting must submit written notice not less than 30 or more than 60 days in advance of the meeting. This advance notice requirement may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's nominees or proposals, even if the stockholders believe such nominees or proposals are in their interests. Making the period for nomination of directors and introducing new business a period not less than 10 days prior to notice of a stockholder meeting may tend to discourage persons from bringing up matters disclosed in the proxy materials furnished by the Company and could inhibit the ability of stockholders to bring up new business in response to recent developments. Limitations on Acquisitions of Capital Stock. Our certificate of incorporation generally provides that if any person were to acquire beneficial ownership of more than 20% of any class of our outstanding common stock, each vote in excess of 20% would be reduced to one-hundredth of a vote, with the reduction allocated proportionately among the record holders of the stock beneficially owned by the acquiring person. The limitation on voting rights of shares beneficially owned in excess of 20% of our outstanding common stock, would discourage stockholders from acquiring a substantial percentage of our stock in the open market, without disclosing their intentions, prior to approaching management to negotiate an acquisition of our remaining stock. The effect of these provisions is to require amendment of the certificate of incorporation, which requires Board approval, before a stockholder can acquire a large block of our common stock. As a result, these provisions may deter takeovers by potential acquirers who would have acquired a large holding before making an offer for the remaining stock, even though the eventual takeover offer might have been on terms favorable to the remaining stockholders. Supermajority Voting Requirement for Amendment of Certain Provisions of the certificate of incorporation. Our certificate of incorporation provides that specified provisions contained in the certificate of incorporation may not be repealed or amended except upon the affirmative vote of the holders of not less than seventy-five percent of the outstanding stock entitled to vote. This requirement exceeds the majority vote that would otherwise be required by Delaware law for the repeal or amendment of the certificate of incorporation. Specific provisions subject to the supermajority vote requirement are o Article VIII, governing the calling of stockholder meetings and the requirement that stockholder action be taken only at annual or special meetings, o Article IX, requiring written notice of nominations for the election of directors and new business proposals, o Article X, governing the number and terms of our directors, o Article XI, governing the removal of directors, (v) Article XII, limiting acquisitions of 20% or more of our stock,

o Article XIII, governing approval of business combinations involving related persons, o Article XIV, relating to the consideration of various factors in the evaluation of business combinations,

o Article XV, providing for indemnification of directors, officers, employees and agents, o Article XVI, limiting directors’ liability, and o Articles XVII and XVIII, governing the required stockholder vote for amending the Bylaws and certificate of incorporation, respectively.

Article XVIII is intended to prevent the holders of less than 75% of our outstanding voting stock from circumventing any of the foregoing provisions by amending the certificate of incorporation to delete or modify one of such provisions. This provision would enable the holders of more than 25% of our voting stock to prevent amendments to the certificate of incorporation or Bylaws even if they were favored by the holders of a majority of the voting stock.

Item 12. Indemnification of Directors and Officers. Our director is bound by the general standards for directors provisions in Delaware law.

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Under Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability (i) for breach of the Directors' duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. The provisions also does not affect a Directors' responsibilities under any other law, such as the federal securities law or state or federal environmental laws. We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the Securities Act of 1933 that governs the distribution of our securities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the securities Act and is therefore, unenforceable.

Investment Company Act

Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940. The regulatory scope of the Investment Company Act of 1940 was enacted principally for the purpose of regulatory vehicles for pooled investments in securities, extends generally to companies primarily in the business of investing, reinvesting, owning, holding or trading securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definition of the scope of certain provisions of the Investment Company Act. We believe that our principal activities will not subject we to regulation under the Investment Company Act. Nevertheless, we will might be deemed to be an investment company. In the event we are deemed to be an investment company, we may be subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940.

Penny Stock Rules

After the closing of an acquisition, our stock may be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares immediately following the closing of the merger and listing of our stock are subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities. Item 13. Financial Statements and Supplementary Data. The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.
Total assets                                    $  220
Total liabilities                                  0
Equity                                             220
Sales                                              0
Net loss                                           0
Net loss per share                                 0.00
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None Item 15. Financial Statements and Exhibits. EXHIBITS TO REGISTRATION STATEMENT ON FORM 10 UNDER THE SECURITIES ACT OF 1934 Alabaster Corp. (Consecutively numbered pages ******** of this Registration Statement)

27 INDEX TO EXHIBITS - -------------------------------------------------------------------------------- EXHIBIT NO. SEC REFERENCE TITLE OF DOCUMENT LOCATION NUMBER - -------------------------------------------------------------------------------- 1 3 Certificate of Incorporation - -------------------------------------------------------------------------------- 2 3 Bylaws - -------------------------------------------------------------------------------- 3 10.1 Agreement with Management 4 10.2 Stock Option Plan 5 23 Consent of Accountants - -------------------------------------------------------------------------------- Exhibit 1

CERTIFICATE OF INCORPORATION

OF

ALABASTER CORP.

ARTICLE I

Name

The name of the Corporation is Alabaster Corp. (herein the "Corporation").

ARTICLE II

Registered Office and Agent

The address of its registered office in the State of Delaware is The Corporation Trust Center at 1209 Orange Street, in the City of Wilmington, County of Newcastle, State of Delaware. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

Powers

The purpose for which the Corporation is organized is to transact all lawful business for which corporations may be incorporated pursuant to the laws of the State of Delaware. The Corporation shall have all the powers of a corporation organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

Term

The Corporation is to have perpetual existence.

ARTICLE V

Capital Stock

The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is 26,000,000 of which 25,000,000 are to be shares of common stock, $.001 par value per share, and of which 1,000,000 are to be shares of serial preferred stock, $.001 par value per share. The shares may be issued by the Corporation from time to time as approved by the board of directors of the Corporation without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange if applicable. The consideration for the issuance of the shares shall be paid to or received by the Corporation in full before their issuance and shall not be less than the par value per share. The consideration for the issuance of the shares shall be cash, services rendered, personal property (tangible or intangible), real property, leases of real property or any combination of the foregoing. In the absence of actual fraud in the transaction, the judgment of the board of directors as to the value of such consideration shall be conclusive. Upon payment of such consideration such shares shall be deemed to be fully paid and nonassessable. In the case of a stock dividend, the part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance. A description of the different classes and series (if any) of the Corporation's capital stock, and a statement of the relative powers, designations, preferences and rights of the shares of each class and series (if any) of capital stock, and the qualifications, limitations or restrictions thereof, are as follows: A. Common Stock. Except as provided in this Certificate, the holders of the common stock shall ------------- exclusively posses all voting power. Subject to the provisions of this Certificate, each holder of shares of common stock shall be entitled to one vote for each share held by such holders. Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the common stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the common stock, then dividends may be paid on the common stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation. In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the common stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the common stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to receive the remaining assets of the Corporation available for distribution, in cash or in kind. Each share of common stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of common stock of the Corporation. B. Serial Preferred Stock. Except as provided in this Certificate, the board of directors of the ---------------------- Corporation is authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of serial preferred stock in series and to fix and state the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitation or restrictions thereof, including, but not limited to determination of any of the following: (1) the distinctive serial designation and the number of shares constituting such series;
(2) the rights in respect of dividends, if any, to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment or date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

(3) the voting powers, full or limited, if any, of the shares of such series;
(4) whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions upon which such shares may be redeemed;

(5) the amount or amounts payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(6) whether the shares of such series shall be entitled to the benefits of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such funds;

(7) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation and, if so convertible or exchangeable, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

(8) the subscription or purchase price and form of consideration for which the shares of such series shall be issued; and
(9) whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of serial preferred stock and whether such shares may be reissued as shares of the same or any other series of serial preferred stock.

Each share of each series of serial preferred stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of the Corporation of the same series, except the times from which dividends on shares which may be issued from time to time of any such series may begin to accrue.

ARTICLE VI

Preemptive Rights

No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock or carrying any right to purchase stock may be issued pursuant to resolution of the board of directors of the Corporation to such persons, firms, corporations or associations, whether or not holders thereof, and upon such terms as may be deemed advisable by the board of directors in the exercise of its sole discretion.

ARTICLE VII

Repurchase of Shares

The Corporation may from time to time, pursuant to authorization by the board of directors of the Corporation and without action by the stockholders, purchase or otherwise acquire shares of any class, bonds, debentures, notes, scrip, warrants, obligations, evidences or indebtedness, or other securities of the Corporation in such manner, upon such terms, and in such amounts as the board of directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of shares of the Corporation outstanding at the time of the purchase or acquisition in question or as are imposed by law.

ARTICLE VIII

Meetings of Stockholders; Cumulative Voting

A. No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors of the Corporation. B. Special meeting of the stockholders of the Corporation for any purpose or purposes may be called at any time by the board of directors of the Corporation, or by a committee of the board of directors which as been duly designated by the board of directors and whose powers and authorities, as provided in a resolution of the board of directors or in the bylaws of the Corporation, include the power and authority to call such meetings but such special meetings may not be called by another person or persons. C. There shall be no cumulative voting by stockholders of any class or series in the election of directors of the Corporation. D. Meetings of stockholders may be held at such place as the bylaws may provide.

ARTICLE IX

Notice for Nominations and Proposals

A. Nominations for the election of directors and proposals for any new business to be taken up at any annual or special meeting of stockholders may be made by the board of directors of the Corporation or by any stockholder of the Corporation entitled to vote generally in the election of directors. In order for a stockholder of the Corporation to make any such nominations and/or proposals at an annual meeting or such proposals at a special meeting, he or she shall give notice thereof in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation of less than thirty days nor more than sixty days prior to any such meeting; provided, however, that if less than forty days' notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of the Corporation not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Each such notice given by a stockholder with respect to nominations for the election of directors shall set forth (1) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (2) the principal occupation or employment of each such nominee, and (3) the number of shares of stock of the Corporation which are beneficially owned by each such nominee. In addition, the stockholder making such nomination shall promptly provide any other information reasonably requested by the Corporation. B. Each such notice given by a stockholder to the Secretary with respect to business proposals to bring before a meeting shall set forth in writing as to each matter: (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (2) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (3) the class and number of shares of the Corporation which are beneficially owned by the stockholder; and (4) any material interest of the stockholder in such business. Notwithstanding anything in this Certificate to the contrary, no business shall be conducted at the meeting except in accordance with the procedures set forth in this Article. C. The Chairman of the annual or special meeting of stockholders may, if the facts warrant, determine and declare to such meeting that a nomination or proposal was not made in accordance with the foregoing procedure, and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded and laid over for action at the next succeeding adjourned, special or annual meeting of the stockholders taking place thirty days or more thereafter. This provision shall not require the holding of any adjourned or special meeting of stockholders for the purpose of considering such defective nomination or proposal.

ARTICLE X

Directors

A. Number; Vacancies. The number of directors of the Corporation shall be such number, not less ------------------ than one nor more than 15 (exclusive of directors, if any, to be elected by holders of preferred stock of the Corporation), as shall be provided from time to time in a resolution adopted by the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director, and provided further that no action shall be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office shall concur in said action. Exclusive of directors, if any, elected by holders of preferred stock, vacancies in the board of directors of the Corporation, however caused, and newly created directorships shall be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and when the director's successor is elected and qualified. The board of directors shall be classified in accordance with the provisions of Section B of this Article X. B. Classified Board. The board of directors of the Corporation (other than directors which may be ----------------- elected by the holders of preferred stock), shall be divided into three classes of directors which shall be designated Class I, Class II and Class III. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, exclusive of directors, if any, elected by holders of preferred stock, with the terms of office of all members of one class expiring each year. Should the number of directors not be equally divisible by three, the excess director or directors shall be assigned to Classes I or II as follows: (1) if there shall be an excess of one directorship over the number equally divisible by three, such extra directorship shall be classified in Class I; and (2) if there be an excess of two directorships over a number equally divisible by three, one shall be classified in Class I and the other in Class II. At the organizational meeting of the Corporation, directors of Class I shall be elected to hold office for a term expiring at the first annual meeting of stockholders, directors of Class II shall be elected to hold office for a term expiring at the second succeeding annual meeting of stockholders and directors of Class III shall be elected to hold office for a term expiring at the third succeeding annual meeting thereafter. Thereafter, at each succeeding annual meeting, directors of each class shall be elected for three year terms. Notwithstanding the foregoing, the director whose term shall expire at any annual meeting shall continue to serve until such time as his successor shall have been duly elected and shall have qualified unless his position on the board of directors shall have been abolished by action taken to reduce the size of the board of directors prior to said meeting. Should the number of directors of the Corporation be reduced, the directorship(s) eliminated shall be allocated among classes as appropriate so that the number of directors in each class is as specified in the position(s) to be abolished. Notwithstanding the foregoing, no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Should the number of directors of the Corporation be increased, other than directors which may be elected by the holders of preferred stock, the additional directorships shall be allocated among classes as appropriate so that the number of directors in each class is as specified in the immediately preceding paragraph. Whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the board of directors shall include said directors so elected and not be in addition to the number of directors fixed as provided in this Article X. Notwithstanding the foregoing, and except as otherwise may be required by law, whenever the holders of any one or more series of preferred stock of the Corporation elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders.

ARTICLE XI

Removal of Directors

Notwithstanding any other provision of this Certificate or the bylaws of the Corporation, any director or all the directors of a single class (but not the entire board of directors) of the Corporation may be removed, at any time, but only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the preceding provisions of this Article XI shall not apply with respect to the director or directors elected by such holders of preferred stock.

ARTICLE XII

Approval of Certain Business Combinations

The stockholder vote required to approve Business Combinations (as hereinafter defined) shall be as set forth in this section. A. (1) Except as otherwise expressly provided in this Article XII, and in addition to any other vote required by law, the affirmative vote required by law, the affirmative vote of the holders of (i) at least 75% of the voting power of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately the affirmative vote of the holders of at least 75% of the outstanding shares of each such class or series), and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including shares deemed beneficially owned by a Related Person (as hereinafter defined), shall be required in order to authorize any of the following: (a) any merger or consolidation of the Corporation or a subsidiary of the Corporation with or into a Related person (as hereinafter defined);
(b) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or pledge, of all or any Substantial Part (as hereinafter defined) of the assets of the Corporation (including without limitation any voting securities of a subsidiary) or of a subsidiary, to a Related Person;

(c) any merger or consolidation of a Related Person with or into the Corporation or a subsidiary of the Corporation;
(d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Corporation or a subsidiary of the Corporation;

(e) the issuance of any securities of the Corporation or a subsidiary of the Corporation to a Related Person other than on a pro rata basis to all holders of capital stock of the Corporation of the same class or classes held by the Related person, pursuant to a stock split, stock dividend or distribution or warrants or rights, and other than in connection with the exercise or conversion of securities exercisable for or convertible into securities of the Corporation or any of its subsidiaries which securities have been distributed pro rata to all holders of capital stock of the Corporation;

(f) the acquisition by the Corporation or a subsidiary of the Corporation of any securities of a Related Person;
(g) any reclassification of the common stock of the Corporation, or any recapitalization involving the common stock of the Corporation or any similar transaction (whether or not with or into or otherwise involving a Related Person) that has the effect directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any subsidiary that are directly or indirectly owned by any Related Person; and

(h) any agreement, contract or other arrangement providing for any of the transactions described in this Article XII.

(2) Such affirmative vote shall be required notwithstanding any other provision of this Certificate, any provision of law, or any agreement with any regulatory agency or national securities exchange which might otherwise permit a lesser vote or no vote; provided, however, that in no instance shall the provisions of this Article XII require the vote of greater than 85% of the voting power of the outstanding shares entitled to vote thereon for the approval of a Business Combination. (3) The term "Business Combination" as used in this Article XII shall mean any transaction which is referred to in any one or more of subparagraphs A(1)(a) through (h) above. B. The provisions of paragraph A shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by any other provision of this Certificate, any provision of law, or any agreement with any regulatory agency or national securities exchange, if the Business Combination shall have been approved in advance by a two-thirds vote of the Continuing Directors (as hereinafter defined; provided, however, that such approval shall only be effective if obtained at a meeting at which a continuing Director Quorum (as hereinafter defined) is present. C. For the purposes of this Article XII the following definitions apply:
(1) The term “Related Person” shall mean and include (i) any individual, corporation, partnership or other person or entity which together with its “affiliates” or “associates” (as those terms are defined in the Act) “beneficially owns” (as that there is defined in the Act) in the aggregate 10% or more of the outstanding shares of the common stock of the Corporation; and (ii) any “affiliate” or “associate” (as those terms are defined in the Act) of any such individual, Corporation, partnership or other person or entity; provided, however, that the term “Related Person” shall not include the Corporation, any subsidiary of the Corporation, any employee benefit plan, employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust established by the Corporation in connection with the foregoing, or any person or entity organized, appointed, established or holding shares of capital stock of the Corporation for or pursuant to the terms of any such plan, nor shall such term encompass shares of capital stock of the Corporation held by any of the foregoing (whether or not held in a fiduciary capacity or otherwise). Without limitation, any shares of the common stock of the Corporation which any Related Person has the right to acquire pursuant to any agreement, or upon exercise or conversion rights, warrants or options, or otherwise, shall be deemed “beneficially owned” by such Related Person.

(2) The term “Substantial Part” shall mean more than 25% of the total assets of the entity at issue, as of the end of its most recent fiscal year ending prior to the time the determination is made.

(3) The term “Continuing Director” shall mean any member of the board of directors of the Corporation who is unaffiliated with and who is not the Related Person and was a member of the board prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with and who is not the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the board.

(4) The term "Continuing Director Quorum" shall mean two-thirds of the Continuing Directors capable of exercising the powers conferred on them.

ARTICLE XIII

Evaluation of Business Combinations

In connection with the exercise of its judgment in determining what is in the best interests of the Corporation and of the stockholders, when evaluating a Business Combination (as defined in Article XII) or a tender or exchange offer, the board of directors of the Corporation shall, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all of the following factors and any other factors which it deems relevant; (A) the social and economic effects of the transaction on the Corporation and its subsidiaries, employees and customers, creditors and other elements of the communities in which the Corporation and its subsidiaries operate or are located; (B) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon the Corporation and its subsidiaries and the other elements of the communities in which the Corporation and its subsidiaries operate or are located; and (C) the competence, experience, and integrity of the acquiring person or entity and its or their management.

ARTICLE XIV

Indemnification

Any person who was or is a party or is or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article XIV. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article XIV shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the bylaws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provisions of law, or otherwise.

ARTICLE XV

Limitations on Directors’ Liability

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (A) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (B) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (C) under Section 174 of the General Corporation Law of the State of Delaware, or (D) for any transaction from which the director derived any improper personal benefit. If the General Corporation law of the State of Delaware is amended after the date of filing of this Certificate to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE XVI

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, repeal, alter, amend and rescind the bylaws of the Corporation by a vote of two-thirds of the board of directors. Notwithstanding any other provision of this Certificate or the bylaws of the Corporation, and in addition to any affirmative vote required by law (and notwithstanding the fact that some lesser percentage may be specified by law), the bylaws shall be adopted, repealed, altered, amended or rescinded by the stockholders of the Corporation only by the vote of the holders of not less than 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose (provided that notice of such proposed adoption, repeal, alteration, amendment or rescission is included in the notice of such meeting), or, as set forth above, by the board of directors.

ARTICLE XVII

Amendment of Certificate of Incorporation

Subject to the provisions hereof, the Corporation reserves the right to repeal, alter, amend or rescind any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing at any time and from time to time, the provisions set forth in Articles VIII, IX, X, XI, XII, XIII, XIV, XV, XVI and this Article XVII may be repealed, altered, amended or rescinded in any respect only if the same is approved by the affirmative vote of the holders of not less than 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of the stockholders called for that purpose (provided that notice of such proposed adoption, repeal, alteration, amendment or rescission is included in the notice of such meeting). ARTICLE XVIII The name and address of the incorporator is:

Danyel Owens

770 South Post Oak Lane

Suite 435

Houston, Texas 77056

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make and file this Certificate of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 29th day of October, 1999. ....................................................................................... Danyel Owens

EXHIBIT 2

Alabaster Corp. A Delaware Corporation BY LAWS ARTICLE I

Principal Executive Office

The principal executive office of Alabaster Corp. (the "Corporation") shall be at 1415 Louisiana, Suite 3100, Houston, Texas 77002. The Corporation may also have offices at such other places within or without the State of Texas as the board of directors shall from time to time determine. ARTICLE II

Stockholders

SECTION 1. Place of Meetings. All annual and special meetings of stockholders shall be held at ------------------ the principal executive office of the Corporation or at such other place within or without the State of Delaware as the board of directors may determine and as designated in the notice of such meeting. SECTION 2. Annual Meeting. A meetings of the stockholders of the Corporation for the election of --------------- directors and for the transaction of any other business of the Corporation shall be held annually at such date and time as the board of directors may determine. SECTION 3. Special Meetings. Special meeting of the stockholders of the Corporation for any ----------------- purpose or purposes may be called at any time by the board of directors of the Corporation, or by a committee of the board of directors which as been duly designated by the board of directors and whose powers and authorities, as provided in a resolution of the board of directors or in the By Laws of the Corporation, include the power and authority to call such meetings but such special meetings may not be called by another person or persons. SECTION 4. Conduct of Meetings. Annual and special meetings shall be conducted in accordance with ------------------- these By Laws or as otherwise prescribed by the board of directors. The chairman or the chief executive officer of the Corporation shall preside at such meetings. SECTION 5. Notice of Meeting. Written notice stating the place, day and hour of the meeting and ----------------- the purpose or purposes for which the meeting is called shall be mailed by the secretary or the officer performing his duties, not less than ten days nor more than fifty days before the meeting to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books or records of the Corporation as of the record date prescribed in Section 6, with postage thereon prepaid. If a stockholder be present at a meeting, or in writing waive notice thereof before or after the meeting, notice of the meeting to such stockholder shall be unnecessary. When any stockholders' meeting, either annual or special, is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than thirty days or of the business to be transacted at such adjourned meeting, other than an announcement at the meeting at which such adjournment is taken. SECTION 6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice --------------------- of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors shall fix in advance a date as the record date for any such determination of stockholders. Such date in any case shall be not more than sixty days, and in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof. SECTION 7. Voting Lists. The officer or agent having charge of the stock transfer books for shares ------------ of the Corporation shall make, at least ten days before each meeting of stockholders, a complete record of the stockholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The record, for a period of ten days before such meeting, shall be kept on file at the principal executive office of the Corporation, whether within or outside the State of Texas, and shall be subject to inspection by any stockholder for any purpose germane to the meeting at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder for any purpose germane to the meeting during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders. SECTION 8. Quorum. One-fourth of the outstanding shares of the Corporation entitled to vote, ------ represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than one-fourth of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. SECTION 9. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in ------- writing by the stockholder or by his duly authorized attorney in fact. Proxies solicited on behalf of the management shall be voted as directed by the stockholder or, in the absence of such direction, as determined by a majority of the board of directors. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. SECTION 10. Voting. At each election for directors every stockholder entitled to vote at such ------ election shall be entitled to one vote for each share of stock held. Unless otherwise provided by the Certificate of Incorporation, by statute, or by these By Laws, a majority of those votes cast by stockholders at a lawful meeting shall be sufficient to pass on a transaction or matter, except in the election of directors, which election shall be determined by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. SECTION 11. Voting of Shares in the Name of Two or More Persons. When ownership of stock stands in ---------------------------------------------------- the name of two or more persons, in the absence of written directions to the Corporation to the contrary, at any meeting of the stockholders of the Corporation any one or more of such stockholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose name shares of stock stand, the vote or votes to which these persons are entitled shall be cast as directed by a majority of those holding such stock and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree. SECTION 12. Voting of Shares by Certain Holders. Shares standing in the name of another ----------------------------------------- corporation may be voted by any officer, agent or proxy as the By Laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed. A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares so transferred. Neither treasury shares of its own stock held by the Corporation, nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the Corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting. SECTION 13. Inspectors of Election. In advance of any meeting of stockholders, the chairman of the ---------------------- board or the board of directors may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. The number of inspectors shall be either one or three. If the board of directors so appoints either one or three inspectors, that appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the chairman of the board may make such appointment at the meeting. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment in advance of the meeting or at the meeting by the chairman of the board or the president. Unless otherwise prescribed by applicable law, the duties of such inspectors shall include: determining the number of shares of stock and the voting power of each share, the shares of stock represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all stockholders. SECTION 14. Nominating Committee. The board of directors or a committee appointed by the board of --------------------- directors shall act as nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the secretary at least twenty days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by stockholders are made in writing and delivered to the secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation. SECTION 15. New Business. Any new business to be taken up at the annual meeting shall be stated in ------------- writing and filed with the secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors and committees, but in connection with such reports no new business shall be acted upon at such annual meeting unless stated and filed as provided in the Corporation's Certificate of Incorporation. ARTICLE III

Board of Directors

SECTION 1. General Powers. The business and affairs of the Corporation shall be under the --------------- direction of its board of directors. The chairman shall preside at all meetings of the board of directors. SECTION 2. Number, Term and Election. The number of directors of the Corporation shall be such --------------------------- number, not less than one nor more than 15 (exclusive of directors, if any, to be elected by holders of preferred stock of the Corporation), as shall be provided from time to time in a resolution adopted by the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director, and provided further that no action shall be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office shall concur in said action. Exclusive of directors, if any, elected by holders of preferred stock, vacancies in the board of directors of the Corporation, however caused, and newly created directorships shall be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and when the director's successor is elected and qualified. The board of directors shall be classified in accordance with the provisions of Section 3 of this Article III. SECTION 3. Classified Board. The board of directors of the Corporation (other than directors ----------------- which may be elected by the holders of preferred stock), shall be divided into three classes of directors which shall be designated Class I, Class II and Class III. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, exclusive of directors, if any, elected by holders of preferred stock, with the terms of office of all members of one class expiring each year. Should the number of directors not be equally divisible by three, the excess director or directors shall be assigned to Classes I or II as follows: (1) if there shall be an excess of one directorship over the number equally divisible by three, such extra directorship shall be classified in Class I; and (2) if there be an excess of two directorships over a number equally divisible by three, one shall be classified in Class I and the other in Class II. At the organizational meeting of the Corporation, directors of Class I shall be elected to hold office for a term expiring at the first annual meeting of stockholders, directors of Class II shall be elected to hold office for a term expiring at the second succeeding annual meeting of stockholders and directors of Class III shall be elected to hold office for a term expiring at the third succeeding annual meeting thereafter. Thereafter, at each succeeding annual meeting, directors of each class shall be elected for three year terms. Notwithstanding the foregoing, the director whose term shall expire at any annual meeting shall continue to serve until such time as his successor shall have been duly elected and shall have qualified unless his position on the board of directors shall have been abolished by action taken to reduce the size of the board of directors prior to said meeting. Should the number of directors of the Corporation be reduced, the directorship(s) eliminated shall be allocated among classes as appropriate so that the number of directors in each class is as specified in the position(s) to be abolished. Notwithstanding the foregoing, no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Should the number of directors of the Corporation be increased, other than directors which may be elected by the holders of preferred stock, the additional directorships shall be allocated among classes as appropriate so that the number of directors in each class is as specified in the immediately preceding paragraph. Whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the board of directors shall include said directors so elected and not be in addition to the number of directors fixed as provided in this Article III. Notwithstanding the foregoing, and except as otherwise may be required By Law, whenever the holders of any one or more series of preferred stock of the Corporation elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. SECTION 4. Regular Meetings. A regular meeting of the board of directors shall be held at such ----------------- time and place as shall be determined by resolution of the board of directors without other notice than such resolution. SECTION 5. Special Meetings. Special meetings of the board of directors may be called by or at ----------------- the request of the chairman, the chief executive officer or one-third of the directors. The person calling the special meetings of the board of directors may fix any place as the place for holding any special meeting of the board of directors called by such persons. Members of the board of the directors may participate in special meetings by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person. SECTION 6. Notice. Written notice of any special meeting shall be given to each director at least ------ two days previous thereto delivered personally or by telegram or at least seven days previous thereto delivered by mail at the address at which the director is most likely to be reached. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid if mailed or when delivered to the telegraph company if sent by telegram. Any director may waive notice of any meeting by a writing filed with the secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice or waiver of notice of such meeting. SECTION 7. Quorum. A majority of the number of directors fixed by Section 2 shall constitute a ------ quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time. Notice of any adjourned meeting shall be given in the same manner as prescribed by Section 5 of this Article III. SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at ----------------- which a quorum is present shall be the act of the board of directors, unless a greater number is prescribed by these By Laws, the Certificate of Incorporation, or the General Corporation Law of the State of Delaware. SECTION 9. Action Without a Meeting. Any action required or permitted to be taken by the board of ------------------------- directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors. SECTION 10. Resignation. Any director may resign at any time by sending a written notice of such ----------- resignation to the home office of the Corporation addressed to the chairman. Unless otherwise specified therein such resignation shall take effect upon receipt thereof by the chairman. SECTION 11. Vacancies. Any vacancy occurring on the board of directors shall be filled in --------- accordance with the provisions of the Corporation's Certificate of Incorporation. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors then in office or by election at an annual meeting or at a special meeting of the stockholders held for that purpose. The term of such director shall be in accordance with the provisions of the Corporation's Certificate of Incorporation. SECTION 12. Removal of Directors. Any director or the entire board of directors may be removed --------------------- only in accordance with the provisions of the Corporation's Certificate of Incorporation. SECTION 13. Compensation. Directors, as such, may receive compensation for service on the board of ------------ directors. Members of either standing or special committees may be allowed such compensation as the board of directors may determine. SECTION 14. Age Limitation. No person 80 years or more of age shall be eligible for election, --------------- reelection, appointment or reappointment to the board of the Corporation. No director shall serve as such beyond the annual meeting of the Corporation immediately following the director becoming 80 years of age. This age limitation does not apply to an advisory director. ARTICLE IV

Committees of the Board of Directors

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, as they may determine to be necessary or appropriate for the conduct of the business of the Corporation, and may prescribe the duties, constitution and procedures thereof. Each committee shall consist of one or more directors of the Corporation appointed by the chairman. The chairman may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The chairman shall have power at any time to change the members of, to fill vacancies in, and to discharge any committee of the board. Any member of any such committee may resign at any time by giving notice to the Corporation; provided, however, that notice to the board, the chairman of the board, the chief executive officer, the chairman of such committee, or the secretary shall be deemed to constitute notice to the Corporation. Such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective. Any member of any such committee may be removed at any time, either with or without cause, by the affirmative vote of a majority of the authorized number of directors at any meeting of the board called for that purpose. ARTICLE V

Officers

SECTION 1. Positions. The officers of the Corporation shall be a chairman, a president, one or --------- more vice presidents, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may designate one or more vice presidents as executive vice president or senior vice president. The board of directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by the board of directors, the officers shall have such powers and duties as generally pertain to their respective offices. SECTION 2. Election and Term of Office. The officers of the Corporation shall be elected annually --------------------------- by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible. Each officer shall hold office until his successor shall have been duly elected and qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer, employee or agent shall not of itself create contract rights. The board of directors may authorize the Corporation to enter into an employment contract with any officer in accordance with state law; but no such contract shall impair the right of the board of directors to remove any officer at any time in accordance with Section 3 of this Article V. SECTION 3. Removal. Any officer may be removed by vote of two-thirds of the board of directors ------- whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal, other than for cause, shall be without prejudice to the contract rights, if any, of the person so removed. SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, --------- disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term. SECTION 5. Remuneration. The remuneration of the officers shall be fixed from time to time by the ------------ board of directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation. SECTION 6. Age Limitation. No person 80 or more years of age shall be eligible for election, --------------- reelection, appointment or reappointment as an officer of the Corporation. No officer shall serve beyond the annual meeting of the Corporation immediately following the officer becoming 80 or more years of age. ARTICLE VI

Contracts, Loans, Checks and Deposits

SECTION 1. Contracts. To the extent permitted by applicable law, and except as otherwise --------- prescribed by the Corporation's Certificate of Incorporation or these By Laws with respect to certificates for shares, the board of directors or the executive committee may authorize any officer, employee, or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of ----- indebtedness shall be issued in its name unless authorized by the board of directors. Such authority may be general or confined to specific instances. SECTION 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, --------------------- notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers, employees or agents of the Corporation in such manner, including in facsimile form, as shall from time to time be determined by resolution of the board of directors. SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from -------- time to time to the credit of the Corporation in any of its duly authorized depositories as the board of directors may select. ARTICLE VII

Certificates for Shares and Their Transfer

SECTION 1. Certificates for Shares. The shares of the Corporation shall be represented by ------------------------- certificates signed by the chairman of the board of directors or the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof. Any or all of the signatures upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. If any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before the certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue. SECTION 2. Form of Share Certificates. All certificates representing shares issued by the ----------------------------- Corporation shall set forth upon the face or back that the Corporation will furnish to any stockholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series. Each certificate representing shares shall state upon the face thereof: that the Corporation is organized under the laws of the State of Delaware; the name of the person to whom issued; the number and class of shares, the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate, or a statement that the shares are without par value. Other matters in regard to the form of the certificates shall be determined by the board of directors. SECTION 3. Payment for Shares. No certificate shall be issued for any share until such share is -------------------- fully paid. SECTION 4. Form of Payment for Shares. The consideration for the issuance of shares shall be paid -------------------------- in accordance with the provisions of the Corporation's Certificate of Incorporation. SECTION 5. Transfer of Shares. Transfer of shares of capital stock of the Corporation shall be ------------------- made only on its stock transfer books. Authority for such transfer shall be given only to the holder of record thereof or by his legal representative, who shall furnish proper evidence of such authority, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Corporation. Such transfer shall be made only on surrender for cancellation of the certificate for such shares. The person in whose name shares of capital stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. SECTION 6. Lost Certificates. The board of directors may direct a new certificate to be issued in ------------------ place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate, or his legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed. ARTICLE VIII

Fiscal Year; Annual Audit

The fiscal year of the Corporation shall end on the last day of December of each year. The Corporation shall be subject to an annual audit as of the end of its fiscal year by independent public accountants appointed by and responsible to the board of directors. ARTICLE IX

Dividends

Dividends upon the stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in the Corporation's own stock. ARTICLE X

Corporation Seal

The corporate seal of the Corporation shall be in such form as the board of directors shall prescribe.

ARTICLE XI

Amendments

In accordance with the Corporation's Certificate of Incorporation, these By Laws may be repealed, altered, amended or rescinded by the stockholders of the Corporation only by vote of not less than 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment or rescission is included in the notice of such meeting). In addition, the board of directors may repeal, alter, amend or rescind these By Laws by vote of two-thirds of the board of directors at a legal meeting held in accordance with the provisions of these By Laws. ALABASTER CORP.

EXHIBIT 4

ALABASTER CORP.

STOCK INCENTIVE PLAN

1. Purpose

The purpose of this Stock Incentive Plan (the “Plan”) is to advance the interests of Alabaster Corp. (the “Company”) and its stockholders by providing deferred stock incentives in addition to current compensation to certain key executives and certain directors of the Company and of its subsidiaries who contribute significantly to the long-term performance and growth of the Company and such subsidiaries. As used in this Plan, subsidiary includes parent of the Company and any subsidiary of the Company within the meaning of Sections 425(e) and (f) of the Internal Revenue Code of 1986, as amended (“Code”), respectively.

2. Administration

The Plan shall be administered by the Board of Directors of the Company (the “Board of Directors”) or a committee of the Board of Directors duly authorized and given authority by the Board of Directors to administer the Plan (the Board of Directors or such duly authorized committee hereinafter referred to as the “Board”), as such is from time to time constituted.

The Board shall have all the powers vested in it by the terms of the Plan, such powers to include exclusive authority (within the limitation described herein) to select the employees to be granted Awards under the Plan, to determine the type, size and terms of the Awards to be made to each employee selected, to determine the time when Awards will be granted, and to prescribe the form of the instruments evidencing Awards made under the Plan. The Board shall be authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations which it believes necessary or advisable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the Manner and to the extent the Board deems desirable to carry it into effect. Any decision of the Board in the administration of the Plan, as described herein, shall be final and conclusive. The Board may act only by a majority of its members in office, except that the members thereof may authorize any one or more of their number of any officer of the Company to execute and deliver documents on behalf of the Board. No member of the Board shall be able for anything done or omitted to be done by him or by any other member of the Board in connection with the Plan, except for his own willful misconduct or as expressly provided by statute.

3. Participation

Subject to the provisions of the Plan, the Board shall have exclusive power to select the directors and officers and other key employees of the Company and its subsidiaries participating in the Plan to be granted Awards under the Plan.

4. Awards Under the Plan

(a) Type of Awards. Awards under the Plan may be of three types: (i) “Non-qualified Stock Options” or “Incentive Stock Options,” (ii) “Stock Appreciation Rights” attached to Stock Options, or (iii) “Restricted Stock.” Stock Options are rights to purchase shares of Common Stock of the Company having a par value of $.001 per share (the “Common Stock”). Stock Appreciation Rights are rights to receive, without payment to the Company, cash and/or shares of Common Stock in lieu of the purchase of shares of Common Stock under the Stock Option to which the Stock Appreciation Rights are subject to the terms, conditions and restrictions specified in Paragraph 5. Restricted Stock is a share of Common Stock which is subject to the repurchase option and the other terms, conditions and restrictions described in Paragraph 6.

(b) Maximum Number of Shares That May Be Issued. There may be issued under the Plan (as Restricted Stock or pursuant to the exercise of Stock Options or Stock Appreciation Rights) an aggregate of not more than 10,000,000 shares of Common Stock, subject to adjustment as provided in Paragraph 7. In addition to ,Common Stock actually so issued, there shall be deemed to have been issued pursuant to the Plan (and therefore no longer available in connection with Awards) a number of shares equal to the aggregate of the number of shares of Common Stock under option in respect of which Stock Appreciation Rights granted pursuant to subparagraph 5(f) shall have been exercised minus the number of shares of Common Stock, if any, issued upon exercise of such Stock Appreciation Rights. Common Stock issued pursuant to the Plan may be either authorized but unissued shares or reacquired shares, or both. If any Common Stock issued as Restricted Stock shall be repurchased pursuant to the option described in Paragraph 6 below, or if any Common Stock issued under the Plan shall be reacquired pursuant to restrictions imposed at the time of issuance, such shares may again be issued under the Plan.

(c) Rights with Respect to Common Stock
(i) An employee to whom an Award of Restricted Stock has been made shall have, after issuance to him of a certificate for the number of shares of Common Stock awarded and prior to the expiration of the Restricted Period or the earlier repurchase of such shares of Common Stock as herein provided, ownership of such shares of Common Stock, including the right to vote the same and to receive dividends thereon, subject however, to the options, restrictions and limitations imposed thereon pursuant to the Plan.

(ii) An employee to whom an Award of Stock Option or Stock Appreciation Rights is made (and any person succeeding to such an employee’s rights pursuant to the Plan) shall have no rights as a stockholder with respect to any shares of Common Stock issuable pursuant to any such Stock Option or Stock Appreciation Rights until the date of the issuance of a stock certificate to him for such shares. Except as provided in Paragraph 8, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

(d) Exercise of Options and Stock Appreciation Rights: Expiration of Restrictions Applicable to Restricted Stock. Options and Stock Appreciation Rights shall be subject to such terms and conditions upon exercisability as the Board may determine consistent with the provisions of this Plan. Repurchase and other restrictions applicable to Restricted Stock shall be such as are determined in the discretion of the Board consistent with the provisions of the Plan. The Board may determine to permit any Option granted hereunder to be exercisable immediately upon the date of grant or any time thereafter. The Board may determine to permit any Stock Appreciation Right granted hereunder to be exercisable not less than six months after the initial award of the Option containing, or the amendment or supplementation of any existing Option Agreement adding the Stock Appreciation Right; provided, however, that this limitation shall not apply in the event of death or disability. The Board may determine that there shall be no restrictions applicable to Restricted Stock awarded under the Plan.

5. Stock Options and Stock Appreciation Rights

The Board may grant Stock Options (to which may but need not be attached Stock Appreciation Rights as specified in subparagraph 5(f). Each Stock Option (referred to herein as an “Option”) granted under the Plan shall be evidenced by an instrument in such form as the Board shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions (and with such other terms and conditions, including but not limited to restrictions upon the Option or the shares of Common Stock issuable upon exercise thereof, as the Board, in its discretion, shall establish):

(a) The Option price shall be determined by the Board at the time the Option is granted and shag not be less than the par value of such shares of Common stock.

(b) The Board will determine the number of shares of Common Stock to be subject to each Option. The number of shares of Common Stock subject to an outstanding Option will be reduced on a share for share basis to the extent that shares of Common Stock under such Option are used to calculate the cash and/or shares of Common Stock received pursuant to exercise of a Stock Appreciation Right attached to such Option.

(c) The Option shall not be transferable by the optionee otherwise than will or the laws of descent and distribution, and shall be exercisable during his lifetime only to him.

(d) The Board will determine the conditions and terms governing the exercise of granted Options; provided, however that no Option shall be exercisable:

(i) after the expiration of ten years from the date it is granted and may be exercised during the period prior to its expiration only at such time or times as the Board may establish;

(ii) unless payment in United States dollars by cash or check is made for the shares being acquired thereby in frill at the time of exercise, or at the option of the holder of such Option, in Common Stock theretofore owned by such holder (or any combination of cash and Common Stock).

For purposes of determining the amount, if any, of the purchase price satisfied by payment of Common Stock under clause (ii) above, such Common Stock shall be valued at its fair market value on the date of exercise. Fair market value means the fair market value of one share of Common Stock on the date in question, which is deemed to be the mean between the highest and lowest sales prices per share of Common Stock on any national stock exchange upon which Common Stock is listed, or if Common Stock is not listed on any national stock exchange, the mean between the highest closing bid and lowest closing asked prices for Common Stock as reported by the National Association of Securities Dealers NASDAQ System, or if not reported by such system, the mean between the closing bid and asked prices as quoted by such quotation source as shall be designated by the Board on that date. If there shall have been no sale on the date in question, fair market value shall be determined by reference the last preceding date on which such a sale or sales were so reported. Any Common Stock delivered in satisfaction of all or a portion of the purchase price shall be appropriately endorsed for transfer and assigned to the Company. The Board may, in its discretion and to the extent permitted by the laws of the State of Delaware determine to permit the holder of an Option to satisfy the purchase price of the shares as to which an Option is exercised by delivery of the Option holder’s promissory note, such note to be subject to such terms and conditions as the Board may determine. The Board may, in its discretion and to the extent permitted by the laws of the State of Delaware, determine to cause the Company to lend to be holder of an Option, funds on such terms and conditions as the Board may determine to be appropriate, sufficient for the holder of an Option to pay the purchase price of the shares as to which an Option is to be exercised.

(e) If any person to whom an Option has been granted shall die holding an Option which has not been fully exercised, his executors, administrators, heirs or distributees, as the case may be, may, at any time within one year after the date of such death (but in no event after the Option has expired under the provisions of subparagraph 5(d)(i) hereon, exercise the Option with respect to any shares as to which the decedent could have exercised the Option at the time of his death.

(f) If the Board, in its discretion, so determines, there may be attached to the Option a Stock Appreciation Right which shall be subject to such terms and conditions, not inconsistent with the Plan, as the Board shall impose, including the following.

(i) A Stock Appreciation Right may be exercised only to the extent that the option to which it is attached is at the time exercisable. However, if the option to which the Stock Appreciation Right is attached is exercisable and if the optionee is at the relevant time an officer or director of the Company who is required to file reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) (“Covered Participant”) the Stock Appreciation Right may, subject to the approval of the Board, be exercised under such terms and conditions as may be specified by the Board;

(ii) A Stock Appreciation Right shall entitle the optionee (or any person entitled to act under the provisions of subparagraph 5(e) hereon to surrender unexercised the Option to which the Stock Appreciation Right is attached (or any portion of such Option) to the Company and to receive from the Company in exchange therefor that number of shares of Common Stock having an aggregate value equal to (or, in the discretion of the Board, less than) the excess of the value of one share over the option price per share times the number of shares subject to the option, or portion thereof, which is so surrendered. The Company shall be entitled to elect to settle its obligation arising out of the exercise of a Stock Appreciation Right, by the payment of cash equal to the aggregate value of the shares it would otherwise be obligated to deliver or partly by the payment of cash and partly by the delivery of shares of Common Stock. Any such election shall be made within 15 business days after the receipt by the Board of written notice of the exercise of the Stock Appreciation Right. The value of a share of Common Stock for this purpose shall be the fair market value thereon on the last business day next preceding the date of the election to exercise the Stock Appreciation Right;

(iii) No fractional shares shall be delivered under this subparagraph 5(f) but in lieu thereof a cash adjustment shall be made.

(g) The Option agreement evidencing any incentive stock option granted under this Plan shall provide that if the optionee makes a disposition, within the meaning of Section 425(c) of the code and the regulations promulgated thereunder, of any share or shares of Common Stock issued to him pursuant to his exercise of an Option granted under this Plan within the two-year period commencing on the day after the date of the granting of such Option or within a one-year period commencing on the day after the date of transfer of the share or shares to him pursuant to the exercise of such Option, he shall, within ten days of such disposition, notify the Company thereof and immediately deliver to the Company any amount of federal income tax withholding required by law.

6. Restricted Stock

Each Award of Restricted Stock under the Plan shall be evidenced by an instrument in such form as the Board shall prescribe form time to time in accordance with the Plan and shall comply with the following terms and conditions (and with such other terms and conditions as the Board, in its discretion, shall establish):

(a) The Board shall determine the number of shares of Common Stock to be issued to a participant pursuant to the Award.

(b) Shares of Common Stock issued to a participant in accordance with the Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Board shall determine, from the date on which the Award is granted (the “Restricted Period”). The Company will have the option to repurchase the shares subject to the Award at such price as the Board shall have fixed, in its sole discretion, when the Award was made, which option will be exercisable at such times and upon the occurrence of such events as the Board shall establish when the Award is granted or if, on or prior to the expiration of the Restricted Period or the earlier lapse of the Option, the participant has not paid to the Company an amount equal to any Federal, State or local income or other taxes which the Company determines is required to be withheld in respect of such shares. Such option shall be exercisable on such terms, in such manner and during such period as shall be determined by the Board when the Award is made. Certificates for shares of Common Stock issued pursuant to Restricted Stock Awards shall bear an appropriate legend referring to the foregoing Option and other restrictions and to the fact that the shares are partly paid. Any attempt to dispose of any such shares of Common Stock in contravention of the foregoing Option and other restrictions shall be null and void and without effect. If shares of Common Stock issued pursuant to a Restricted Stock Award shall be repurchased pursuant to the Option described above, the participant, or in the event of his death, his personal representative, shall forthwith deliver to the Secretary of the Company the certificates for the shares of Common Stock awarded to the participant, accompanied by such instruments of transfer, if any, as may reasonably be required by the Secretary of the Company. If the Option described above is not exercised by the company during such period as is specified by the Board when the Award is made, such Option and the restrictions imposed pursuant to the first sentence of this subparagraph 6(b) shall terminate and be of no further force and effect.

7. Stock Dividends, Stock Splits, Reorganizations and Certain Other Corporation Transactions

(a) Exercise or Corporate Powers. The existence of outstanding awards of Options, Stock Appreciation Rights or Restricted Stock shall not effect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalization, reorganization or other changes in the Company’s capital structure or its business or any merger or consolidation of the Company, or any issue of bonds, debentures preferred or prior preference stocks ahead of or affecting the Company’s shares of Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

(b) Recapitalization of the Company. If, while there are Options, Stock Appreciation Rights or Restricted Stock outstanding, the Company shall effect any subdivision or consolidation of shares of Common Stock or other capital readjustment, the payment of a stock dividend, stock split, combination of shares or recapitalization or other increase or reduction in the number of shares of Common Stock outstanding, without receiving compensation therefor in money, services or property, then the number of shares of Common Stock available under the Plan and the number of Options, Stock Appreciation Rights or Restricted Stock which may thereafter be exercised shall (i) in the event of an increase in the number of shares outstanding, be proportionately increased and the fair market value of the Options, Stock Appreciation Rights or Restricted Stock awarded as of the date of the award shall be proportionately reduced; and (ii) in the event of a reduction in the number of shares outstanding, be proportionately reduced, and the fair market value of the Options, Stock Appreciation Rights or Restricted Stock awarded as of the date of the Award shall be proportionately increased.

(c) Reorganization of the Company. If the Company is reorganized, or merged or consolidated or a party to a plan of exchange with another corporation pursuant to which reorganization, member, consolidation or plan of exchange stockholders of the Company receive any shares of Common Stock or other securities, or if the Company shall distribute securities of another corporation to its stockholders, each Participant shall be entitled to receive in lieu of the number of unexercised Options, Stock Appreciation Rights at the date of award, to which such holder would have been entitled pursuant to the terms of the agreement of merger of consolidation, if immediately prior to such merger or consolidation such holder had been the holder of record of a number of shares of Common Stock equal to the number of the unexercised Options or Stock Appreciation Rights previously awarded to him, and Restricted Stock shall be treated the same as unrestricted outstanding shares of Common Stock; provided, that, anything herein contained to the contrary notwithstanding, upon the dissolution or liquidation of the Company or upon any merger or consolidation of the Company where it is not the surviving corporation, each Participant shall be entitled to a benefit as though he had become fully vested in all Options, Stock Appreciation Rights and Restricted Stock previously awarded to him and then outstanding under this Plan, and had terminated employment with the Company immediately prior to or concurrently with such dissolution or liquidation or merger or consolidation.

(d) Issue of Common Stock by the Company. Except as hereinabove expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon any conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of, or fair market value of, any Options or Stock Appreciation Rights then outstanding under previous awards but holders of Restricted Stock shall be treated the same as the holders of outstanding unrestricted shares of Common Stock

(e) Change In Control. The Board may, in its sole discretion, provide that an Option or Stock Appreciation Right shall become fully exercisable or that a share of Restricted Stock shall be free of any restrictions upon a Change in Control of the Company (as defined in the next sentence). “Change in Control” of the Company shall be conclusively deemed to have occurred if (and only if) any of the following shall have taken place: (i) a change in control is reported by the Company in response to either Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act or Item 1 of Form 8-K promulgated under the Exchange Act; (ii) any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing forty percent or more of the combined voting power of the company’s then outstanding securities; or (iii) following the election or removal of directors, a majority of the Board of Directors consists of individuals who were not members of the Board of Directors two years before such election or removal, unless the election of each director who was not a director at the beginning of such two-year period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the two-year period.

8. Designation of Beneficiary By Participant

A participant may name a beneficiary to receive any payment to which he may be entitled in respect of Awards under the Plan in the event of his death, on a form to be provided by the Board. A participant may change his beneficiary from time to time in the same manner. If no designated beneficiary is living on the date on which any amount becomes payable to a participant’s beneficiary, such payment will be made to the participant’s executors or administrators, and the term “beneficiary” as used in the Plan shall include such person or persons.

9. Taxes

(a) The Company may make such provisions as it may deem appropriate for the withholding of any taxes which it determines is required in connection with any Options or Stock Appreciation Rights or Restricted Stock granted under this Plan.

(b) Notwithstanding the terms of subparagraph 9(a), any participant may pay all or any portion of the taxes required or allowed to be withheld by the Company if paid to him in connection with the exercise of an Option, Stock Appreciation Right or vesting of any Award of Restricted Stock by electing to have the Company withhold shares of Common Stock, or by delivering previously owned shares of Common Stock, having a fair market value, determined in accordance with subparagraph 5(d), equal to the amount required to be withheld or paid. A Participant must take the foregoing election on or before the date (bat the amount of tax to be withheld is determined (“Tax Date”). Such elections are irrevocable and subject to disapproval by the Board. Elections by Covered Participants are subject to the following additional restrictions: (i) such election may not be made within six months of the grant of the Award, provided that this limitation shall not apply in the event of death or disability, and (ii) such election must be made either six months or more prior to the Tax Date or in a Window Period (as defined herein). Where the Tax Date in respect of an Award is deferred until after exercise or expiration of restrictions and the Covered Participant elects share withholding, the full amount of shares of Common Stock will be issued or transferred to him upon exercise of the Option or exercise of the Stock Appreciation Right or expiration of restrictions of the Restricted Stock, as the case may be, but the Covered Participant shall be unconditionally obligated to tender back to the Company the number of shares necessary to discharge the Company’s withholding obligation or his estimated tax obligation on the Tax Date. As used herein, Window Period means the period commencing on the third business day following the Company’s release of a quarterly or annual summary statement of sales and earnings and ending on the twelfth business day following such release.

10. Miscellaneous Provisions

(a) No employee or other person shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or any subsidiary.

(b) A participant’s rights and interest under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of a participant’s death), including but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner and not such right or interest of any participant in the Plan shall be subject to any obligation or liability of such participant.

(c) No shares of Common Stock shall be issued hereunder unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal and state securities laws.

(d) The expenses of the Plan shall be home by the Company.
(e) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund to make any other segregation of assets to assure the payment of any Award under the Plan and payment of Awards shall be subordinate to the claims of the Company’s general creditors.

By accepting any Award or other benefit under the Plan, each participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Board.

11. Amendment or Discontinuance

The Plan may be amended at any time and from time to time by the Board of Directors but no amendment which increases the aggregate number of shares of Common Stock which may be issued pursuant to the Plan shall be effective unless and until the same is approved by the stockholders of the, Company. No amendment of the Plan shall adversely affect any right of any participant with respect to any Award theretofore granted without such participant’s written consent.

12. Termination

This Plan shall terminate upon the earlier of the following dates or events to occur: (a) upon the adoption of a resolution of the Board of Directors terminating the Plan; or (b) ten years from the date hereof
No termination of the Plan shall alter or impair any of the rights or obligations of any person, without his consent, under any Award theretofore granted under the Plan.

13. Stockholder Adoption

The Plan was adopted on November 16, 19999. The Plan shall not be effective and any Award made hereunder shall be void and of no effect if the Plan is not so approved. The stockholders shall be deemed to have approved the Plan only if it is approved at a meeting of the stockholders duly held on or before that date by vote or by written consent in the manner required by the laws of the State of Delaware.